02047222

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending June 30, 2002

CONVERIUM HOLDING AG
(Translation of registrant's name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

990231.3



Converium Group

Half-year Results 1H2002

Market and Business Development

Zurich – 29 July 2002

converium
the next Re generation

Important Disclaimer

- Although all reasonable care has been taken to ensure the facts stated herein are accurate and that the opinions contained herein are fair and reasonable, this document is selective in nature and is intended to provide an introduction to, and overview of, the business of Converium. Where any information and statistics are quoted from any external source, such information or statistics should not be interpreted as having been adopted or endorsed by Converium as being accurate.
- Neither Converium nor any of its directors, officers, employees and advisors nor any other person shall have any liability whatsoever for loss howsoever arising, directly or indirectly, from any use of this presentation.
- This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimated' and 'intends'. The specific forward looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the 11 September attack on the United States, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results and unaudited reports on premium volume developments. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters such as the 11 September attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Converium Group: 1H2002 Financial results Highlights

Gross premiums written	US$1,774m	(+24%)
Net premiums written	US$1,692m	(+33%)
Net premiums earned	US$1,517m	(+44%)
Non-life combined ratio	101.0%	(-10.2pts)
Pre-tax operating income	US$104m	(+US$130m)
Net income	US$32m	(+US$92m)

Stable book value per share

Limited impact of stock market collapse


Book value per share
70
60
50
40
30
20
10
0
-5.5%
+6.9%
39.27
41.60
41.96
12/31/2001
6/30/2002
7/24/2002
Book value per share (CHF)
Book value per share (US$)

- Goodwill: US$114m
- High asset quality
  - High quality bond portfolio
  - Stringent impairment rules
  - Limited credit risk
- Strong capitalization: mid-AA range
  - Strong profitable growth resulted in a slight decrease in the capital adequacy

Key issues in the reinsurance industry

- Reserve deficiencies
  - Continued strong emergence from soft market of 1997-2001
  - Recent announcements of major adjustments plus SEC pressure for better disclosure may lead to further increases
- Asbestos
  - PPG and Western MacArthur settlements totaling US$3.7bn in 2Q2002
  - Fairchild Test Case in UK
- September 11 – developments
  - Reported numbers still fall short of industry estimates
  - Business Interruption claims now cited as a driver of increases
- Counterparty risk
  - Credit quality of assets and reinsurance recoverables increasingly an area of focus

Loss reserves: Increased severity in excess liability and motor

Prudent reserve levels maintained


Net loss reserve developments (US$m)
15
0
-15
-30
-24.4
Converium Zurich
Converium North America
Converium Cologne
Converium Group

- Net adverse loss development from prior years of US$24.4m (Gross loss reserves at 12/31/2001: US$5.7bn)
  - Developments < 0.5% of gross loss reserves
  - Loss ratio impact: +1.7%
  - Converium North America
    - Increased severity on excess liability risks
    - Mostly for non-renewed accounts
  - Converium Germany
    - Isolated number of non-renewed accounts
    - US$9m relates to Independent

Asbestos: Marginal exposure for Converium

< 1% of gross reserves relate to A&E and US latent disease exposures

- Converium Ltd, Zurich
  - Quota share retrocession agreement only includes reinsurance contracts written from January 1, 1987 to September 30, 2001
    - Asbestos excluded from reinsurance contracts since 1986
  - No asbestos exposure
- Converium Reinsurance (North America) Inc.
  - Established in 1993
    - Asbestos excluded from all reinsurance contracts since 1986
  - No asbestos exposure
- Converium Rückversicherung (Deutschland) AG
  - Gross A&E reserves at US$47.3m. This includes a reserve of US$11.7m for other US based latent diseases

September 11 attack: Stable loss estimate since September 12

Exposure capped at US$289.2m


Incurred losses (US$m)
700
600
500
400
300
200
100
0
no gross estimates
no retro estimates
220
12
313
145
12
168
16
4
323
154
12
168
20
8
345
176
12
169
Cap
gross
retro
net
09/12/01
09/30/01
12/31/01
06/30/02
Aviation
Property & Liability
Life

Case reserves	US$412m
IBNRs	US$238m
Paid	US$42m
Gross (incurred)	US$692m
Retro	-US$403m
Net	US$289m
Paid	-US$42m
6/30/02	US$247m

September 11 attack losses capped by ZFS – credit risks collateralized

ZFS credit risks supported by LOCs, extraordinary event limit and escrow account


Cedents
Converium Reinsurance (North America) Inc.
Net retention US$58m
Excess reinsurance collateralized LOCs
Cedents
Converium Rückversicherung (Deutschland) AG
Net retention US$11m
Excess reinsurance collateralized Escrow account
Cedents
Zurich Financial Services
US$220m
Extraordinary event limit
Converium Ltd

WTC exposure, net	US$289m
Paid	-US$42m
Exposure at 6/30/2002	US$247m

Converium structured to minimize ZFS credit risk

All possible scenarios taken into consideration

- Concerning the Quota Share Retrocession Agreement:


Cedents
Reinsurance contracts
Zurich Financial Services
Quota Share Retrocession Agreement
Converium Ltd

- ☐ ZFS credit risk carried by cedents
- ☐ Clear set-off clause

Converium structured to minimize ZFS credit risk (cont'd)

All possible scenarios taken into consideration

- Concerning the Funds Witheld Asset (FWA):


Zurich Insurance Company's Balance Sheet
Converium's Balance Sheet
Reinsurance recoverables
Funds held on behalf of 3rd parties
Set-off
FWA
Assumed reinsurance liabilities

- ☐ FWA allows set-off of Converium's reinsurance liability to ZFS
- ☐ Designed to avoid Converium credit risk for ZFS
- ☐ No cash from Converium to Zurich – reduction of FWA
- ☐ Investment risks remain with ZFS – Converium receives fixed interest
- ☐ Marginal credit risk for Converium (quarterly interest payments)



Converium Group
Financial Results 1H2002

Martin Kauer, Chief Financial Officer

converium
the next Re generation

Financial results 1H2002
Key figures

US$m	1H2001	1H2002	%
Gross premiums written	1'426	1'774	+24.4
Net premiums written	1'268	1'692	+33.4
Net premiums earned	1'053	1'517	+44.0
Net investment income	114	133	+16.7
Total investment result	90	72	-20.0
Losses & loss adjustment expenses and life benefits	841	1'040	+23.7
Underwriting acquisition costs	197	347	+76.1
Operating & administration expenses	69	84	+21.7
Pre-tax operating (loss) income	(26)	104	n.m.
Non-life combined ratio (%)	**111.2%**	**101.0%**	**-10.2pts**
Net (loss) income	**(60.5)**	**31.6**	**n.m.**
Earnings (loss) per share (US$)	**(1.51)**	**0.79**	**n.m.**
Book value per share	**n.m.**	**US$ 41.60**	**n.m.**
		CHF 61.61	**n.m.**

Strong and profitable premium growth

Converium harvests in hardening markets


2'000
1'500
1'000
500
0
Premiums (US$m)
1'426
1'774
1H2001
1H2002
Gross premiums written
Net premiums written
Net premiums earned

- Gross premiums written: +24%
  - 32% of in-force premiums (non-life) not renewed
  - 26% increased rates and participation (non-life)
  - 29% new business (non-life)
  - 15% growth in life
- Retention ratio increased to 95% (1H2001: 89%)
- Net premiums written: +33%
- Net premiums earned: +44%

Strong improvement of non-life combined ratio

Re-underwriting and restructuring pays off


Actual non-life combined ratio (%)
120
100
80
60
40
20
0
111.2
101.0
5.7
5.0
1H2001
1H2002
Loss ratio: prior years' development
Loss ratio
Underwriting expense ratio
Administration expense ratio

- Re-underwriting
  - Strict performance targets
  - Sign-off rules
- Restructuring of underwriting process

When do price increases flow through to the bottom line?

Timing impact of price changes

1H [redacted] 3Q [redacted] 4Q [redacted]

- Unearned premiums, gross (underwriting years 2001 and prior)
  - At 12/31/2001 US$969m
  - At 6/30/2002 US$450m

Pre-tax operating income – on track

Pre-tax operating income[1] improved by US$130m


125
100
75
50
25
0
-25
-50
US$m
104
-26
1H2001
1H2002
Pre-tax operating income

- Strong premium growth
  - Net premiums earned: +44%
- Strong improvement of non-life combined ratio
  - Re-underwriting and restructuring pays off
- Stable average annualized total investment income yield (pre-tax)
  - 5.3%

[1] Pre-tax operating income = income before net realized capital gains, amortization of goodwill, restructuring costs and taxes

Strategic asset allocation based on ALM

Less than 50% of shareholders' funds in equity securities


5'500
5'000
4'500
4'000
3'500
3'000
2'500
2'000
1'500
1'000
500
0
4'201
592
1'253
6/30/01
4'916
701
1'599
12/31/01
5'218
633
1'600
6/30/02
Short-term investments
Other investments
Real estate
Equity securities
Fixed income securities
Funds Withheld Asset

Asset allocation	Strategic	Actual
Fixed income securities	85%	84%
Equity securities	10%	12%
(incl. PSP participation)		1.4%
Real estate and other	5%	4%

Investment result impacted by capital markets turmoil

Investment result suffered from stock market collapse

Net investment income	US$133.0m
Average annualized net investment income yield (pre-tax)	5.3%
Net realized capital losses	-US$61.3m
Total investment results	US$71.7m
Average annualized total investment income yield (pre-tax)	2.8%

Stringent impairment rules in compliance with SEC standards

Converium's impairment policy driven by financial discipline

- Net realized capital losses — -US$61.3m
  - Restructuring of Converium North America's equity portfolio resulted in capital losses of — -US$32.7m
  - Impairments — -US$21.5m
    - Impaired if decline in value exceeds 20% over a period of six months
    - Impaired if decline in excess of 50% regardless of the period of decline
    - At management's judgment
  - WorldCom
    - Fixed income investments — -US$15.8m
    - Stocks — < -US$1.0m

Net income: US$92m improvement over 1H2001

Operating performance on track – impact of capital markets turmoil


40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
US$m
31.6
-60.5
1H2001
1H2002
Net income

- Net income: US$31.6m (1H2001: -US$60.5m)
- Operating performance: on track
  - Strong premium growth
  - Non-life combined ratio: 101%
- Global stock market collapse reflected in average annualized total investment income yield (pre-tax)
  - 2.8%
  - Impairment rules compliant with SEC standards

Return on equity below target as a result of the collapse of global stock markets

Operational performance on track – capital markets turmoil reflected

■ Annualized return on equity (1H02)		4.0%
■ Non-life combined ratio		
□ Our target for 2002	100%	
□ 1H2002	101%	
□ Annualized impact on Return on equity		1.4%
■ Average annualized total investment yield (pre-tax)		
□ Our target for 2002	5.3%	
□ 1H2002	2.8%	
□ Annualized impact on return on equity		6.1%
		11.5%

Strong balance sheet to harvest in hard markets

High asset quality

- High quality bond portfolio
- Stringent impairment rules
- Limited credit risk

Solid reserves

- Most prudent view
- Strong reserve levels maintained
- Marginal asbestos-exposure

WTC exposure capped

- Net exposure capped
- Credit risks collateralized

Strong capitalization

- Limited impact of stock market collapse
- Stable book value per share
- Capital adequacy and solvency maintained



Converium Group
Market and Business Development

Dirk Lohmann, Chief Executive Officer

converium
the next Re generation

Market environment: Continued strong hardening globally – but at different speeds

- Two different trends are emerging
  - USA:
    - Primary market getting good price increases and tighter policy conditions
    - Reinsurance market experiencing price increases, but not as much
  - Rest of the World:
    - Reinsurers achieving equal or often better improvements than primary insurers

Market environment: Extent of supply squeeze different in USA and Rest of the World

- Different trends due to supply side behavior:
  - USA:
    - Limited withdrawals
    - Excess supply
    - Market entry of new Bermuda capacity
  - Rest of the World:
    - Large number of market exits
    - Withdrawals of US players from international markets to US only
    - Restructuring activities
    - Limited impact of Bermuda capacity

Market environment:
Demand dynamics will prolong recovery

- Reinsurance demand increasing:
  - More solvency support needed due to regulatory requirements and weakened capital base
  - Losses on asset side increase insurer vulnerability to adverse underwriting results
  - Dry capital markets limit ability to raise new capital


Price
per unit of risk
Supply
Demand
Quantity
of reinsurance
risk transfer

July 1 renewals: Continued hardening markets offered opportunities for profitable growth

- Geographic diversification further improved
  - Australian business up 38%
  - Latin America up 11% despite currency impacts
  - Bound business in the US flat with reduced exposure; many renewals still outstanding

- Transactions to relieve insurer solvency now becoming an issue in many markets

Converium Group: Specialty lines continue to be an engine of growth

- Strong development of in-force business portfolio during renewals

By LoB after July renewal


6.0%
6.5%
7.8%
14.5%
3.2%
2.7%
5.6%
10.5%
19.4%
2.8%
5.9%
15.2%

Total estimated annual gross premium income of in-force business (unaudited) US$3.2bn based on underwriters' reports

Growth compared to 31 December 2001


Liability
Professional Liability
Property
Motor
Credit & Surety
Workers Compensation
Aviation & Space
Accident & Health
Marine
Engineering
Specialized & other
Life
Specialty lines
22%
67%
17%
11%
26%
-54%
86%
0%
27%
9%
41%
36%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%

Converium - the next Re generation
Successful first 6 months of independence

Converium Half-Year Results

- Operating result on track
- Net profit US$32m after tax despite adverse investmen climate
- Strong balance sheet weathering adverse financial environment

Reinsurance Environment

- Shrinking supply, as market exits outweigh new capaci
- Growing demand due to mounting pressure on solvenc
- Resulting in prolonged reinsurance market recovery

Outlook 2002 Setting the Stage for 2003

- Continued good renewals
- Strong global market presence and balance sheet to seize opportunities for profitable growth around the globe

converium

the next Re generation



Appendix

converium

the next Re generation

Reduced reliance on retrocessions
Strong growth in net premiums written

Retention rate increases to 95.4%


100
90
80
Retention rate (%)
88.9
95.4
1H2001
1H2002
Retention rate

- Reduced dependence on retrocessions as a result of
  - Further improved geographical diversification
  - Further improved diversification by lines of business
  - Hardening markets
    - Rates
    - Terms and conditions
  - Strong capitalization

Converium Group
Net premiums written

Further increased LOB spread results in improved diversification


Net premiums written (US$m)
1'750
1'500
1'250
1'000
750
500
250
0
1H2001
1H2002
Life
Other
Engineering
Marine
Accident & Health
Aviation & Space
Workers' Compensation
Credit & Surety
Motor
Property
Liability

Converium Non-life
Premium income

© Converium

Half-year Results 1H2002
Market and Business Development

29 July 2002

Converium harvests in hardening markets


Premiums ($m)
1'750
1'500
1'250
1'000
750
500
250
0
1'361
1'672
1H2001
1H2002
Gross premiums written
Net premiums written
Net premiums earned

- Gross premiums written: +22.9%
  - 30% of in-force premium not renewed
  - 25% increased rates and participation
  - 25% new business
- Retention ratio increased to 95.5% (1H2001: 87.1%)
  - Reduced dependence on retrocessions as a result of improved diversification and hardening markets
- Net premiums written: +34.7%

Converium Non-life
Net premiums written by business segment

Growth driven by Converium Zurich and Converium North America


Net premiums written (US$m)
2'000
1'500
1'000
500
0
526
749
1H2001
1H2002
Converium Cologne
Converium North America
Converium Zurich

- Converium Zurich
  - Specialty lines
    - Aviation & Space (+$75m)
    - Liability (+$50m)
    - Multi-peril (+$41m)
    - Property (+$30m)
- Converium North America
  - Specialty lines
    - Structured/Finite (+$76m)
    - Professional Liability (+$41m)
    - Accident & Health (+$20m)
  - Retained more premiums by non-renewal of a retro program (+$45m)

Converium Non-life
Net premiums written by geographic region

Further increased geographic spread results in improved diversification


Net premims written ($m)
1'750
1'500
1'250
1'000
750
500
250
0
1H2001
1H2002
Latin America
Near & Middle East
Far East
Rest of Europe
United Kingdom
France
Germany
North America

Converium Non-life
Net premiums written by line of business

Strong growth driven by specialty lines


Net premiums written (US$m)
1'750
1'500
1'250
1'000
750
500
250
0
1H2001
1H2002
Other
Engineering
Marine
Accident & Health
Aviation & Space
Workers' Compensation
Credit & Surety
Motor
Property
Liability

When do price increases flow through to the bottom line?

Dynamics of rate changes – full benefits of hard markets in 2003

Underwriting years (premiums written)


2000
2001
2002
2003
Hardening Market
Hard Market

Accounting years (premiums earned)


2000
2001
2002
2003
U/W YEAR 2000
U/W YEAR 2001
U/W YEAR 2002

Converium Life
Premiums - Strong growth continues

Premium growth reflects strategy to expand life business


120
100
80
60
40
20
0
Premiums ($m)
88
101
1H2001
1H2002
Gross premiums written
Net premiums written
Net premiums earned

Reinsurance assets
Limited credit risks

Prudent management of credit risks

Reinsurance assets as at 30/06/2001

US$1,631m	Underwriting reserves substantial collateral in form of deposits, securities and/or letters of credit		
	US$1,477m	Reserves for losses and loss adjustment expenses US$174m Unicover Pool US$247m subsidiaries of ZFS (collateralized)	
	US$86m	Reserves for unearned premiums	
	US$68m	Future life benefits	
US$508m	Premiums and insurance balances receivable, net		
US$635m	Funds held by reinsurers (offset clauses)		
US$2,774m	Total reinsurance assets		

Global stock markets
Collapse in second quarter

Global stock markets collapsed in 1H2002


105.00
100.00
95.00
90.00
85.00
80.00
01.01.2002
08.01.2002
15.01.2002
22.01.2002
29.01.2002
05.02.2002
12.02.2002
19.02.2002
26.02.2002
05.03.2002
12.03.2002
19.03.2002
26.03.2002
02.04.2002
09.04.2002
16.04.2002
23.04.2002
30.04.2002
07.05.2002
14.05.2002
21.05.2002
28.05.2002
04.06.2002
11.06.2002
18.06.2002
25.06.2002
DJ Euro Stoxx 600
FTSE 100
S&P 500
- 15%

- Hedge of equity portfolio considered
  - Record volatilities resulted in expensive rates for hedge-instruments

Investments
Net capital losses

State-of-the-art impairment policy already implemented

	pre-tax	after-tax
WorldCom		
□ Bonds	US$15.8m	US$10.3m
□ Stocks	< US$1.0m	< US$1.0m
Net capital losses (incl. impairments)	US$61.3m	US$45.7m
□ Converium North America: Restructuring of equity portfolio to insulate the portfolio from additional impairment losses resulted in realized capital losses of	US$32.7m	US$24.4m
□ Impairments	US$21.5m	US$16.0m

- Declines in value exceed 20% over a period of six months or
- Declines in value in excess of 50% regardless the period of decline
- At management's judgment

Investments
Net capital losses (cont'd)

Impact of stock market collapse below 10% of equity

		Pre-tax	After-tax
Income statement			
Net capital losses		US$61.3m	US$45.7m
Balance sheet			
Net unrealized gains/losses on investments as per 12/31/2001	US$30.3m		
Net unrealized gains/losses on investments as per 06/30/2002	- US$46.0m		
Delta			US$76.3m
Total economic impact on Converium			US$122.0m

Shareholders' equity
Solid capitalization

Book value per share increase of 6%


Changes in equity (US$m)
1'750
1'500
1'250
1'000
750
500
250
0
1'571
32
10
1'664
Shareholders' equity 12/31/2001
Net income 01/01/2002 - 06/30/2002
Currency translation account
Unrealized losses
Other
Shareholders' equity 06/30/2002

- Book value per share
  - 12/31/2001: US$39.27
  - 06/30/2002: US$41.60 +5.9%

Reinsurance supply squeeze despite new Bermuda capacity

Top 25 reinsurers' NPW 2000 US$83bn


Net premium written in US$bn
100
75
50
25
0
US$58bn
Steady
markets

- Approx. US$25bn of Net Premium Written in 2000 reinsured by reinsurers with uncertain future
- Approx. US$9bn of new Bermuda capacity visible in the US and other broker-driven markets, more than elsewhere
- Reinsurance failures and market exits mainly apparent in European and overseas markets
- Capital market turmoil and adverse loss trends (A&E, September 11 attack, etc.) further weaken supply capacity

Converium Group:
Strong renewals and strong new business

Half-year Results 1H2002
Market and Business Development

29 July 2002


125
100
75
50
25
0
100%
12%
88%
100%
32%
68%
26%
29%
123%
121%
Total in-force book before Jan-1 US$2.6bn
Later Renewals
Renewable between January and July
Renewable between January and July
Cancelled
Renewed
Increases on Renewed
New
Completed Renewals
Total after July-1 US$3.2bn

Estimated annual gross premium income of in-force business (unaudited), based on underwriters' reports

Converium Group
Geographic spread of in-force business

By country after July renewal


10.5%
3.6%
2.6%
4.7%
19.7%
8.8%
41.8%
5.1%
3.1%
Germany
France
UK
Rest of Europe
Far East
Near & Middle East
North America
Latin America
WW (Aviation)

Total estimated annual gross premium income of in-force business (unaudited) US$3.2bn based on underwriters' reports

Growth compared to 31 December 2001


-8%
17%
39%
11%
27%
18%
14%
14%
86%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%

Converium Zurich
Portfolio of in-force business

Half-year Results 1H2002
Market and Business Development

29 July 2002

Page 49

By LoB after July renewal


5.5%
14.6%
20.7%
12.3%
7.7%
0.1%
20.2%
1.4%
2.3%
5.3%
9.9%

Estimated annual gross premium income of in-force business US$1.6bn (unaudited), based on underwriters reports

- Liability
- Professional Liability
- Property
- Motor
- Credit & Surety
- Workers' Compensation
- Aviation & Space
- Accident & Health
- Marine
- Engineering
- Specialized & other

Specialty lines

Growth compared to 31 December 2001


95%
83%
25%
5%
25%
-66%
-6%
35%
2%
42%
-100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 100%

Converium Zurich
Portfolio of in-force business

By country after July renewal


0.7%
3.2%
20.2%
37.5%
8.5%
9.6%
1.6%
9.7%
8.8%
Germany
France
UK
Rest of Europe
Far East
Near & Middle East
North America
Latin America
WW (Aviation)

Estimated annual gross premium income of in-force business US$1.6bn (unaudited), based on underwriters' reports

Growth compared to 31 December 2001


-10%
-7%
39%
11%
31%
12%
24%
18%
86%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%

Converium North America
Portfolio of in-force business

By LoB after July renewal


7.8%
9.2%
0.8%
20.7%
11.1%
8.3%
5.7%
21.0%
15.4%

Total estimated annual gross premium income of in-force business (unaudited) US$1.1bn based on underwriters' reports

Growth compared to 31 December 2001


Liability
Professional Liability
Property
Motor
Credit & Surety
Workers Compensation
Accident & Health
Marine
Specialized & other
Specialty lines
-34%
53%
-4%
23%
28%
40%
-2%
40%
-60%
-40%
-20%
0%
20%
40%
60%

Converium Cologne
Portfolio of in-force business

By LoB after July renewal


5.1%
0.7%
5.7%
14.1%
13.5%
20.9%
39.9%

Total estimated annual gross premium income of in-force business (unaudited) US$0.3bn based on underwriters' reports

Growth compared to 31 December 2001


Liability
Property
Motor
Accident & Health
Marine
Engineering
Specialized & other
Specialty lines
-13%
40%
-5%
7%
27%
74%
1%
-20% -10% 0% 10% 20% 30% 40% 50% 60% 70% 80%

Converium Cologne
Portfolio of in-force business

By country after July renewal


24%
30%
8%
5%
10%
24%

Total estimated annual gross premium income of in-force business (unaudited) US$0.3bn based on underwriters' reports

Growth compared to 31 December 2001


Germany
France
Northern Europe
Central/Eastern Europe
Rest of Europe
Near & Middle East
-6%
21%
45%
58%
18%
-10%
0%
10%
20%
30%
40%
50%
60%

Illustrative example of increased profitability of proportional business

July Renewal Property Portfolio

	UWY 2001	UWY 2002	Change
Total Sum Insured	16'465'501'718	18'699'241'312	2'233'739'593
Number of Policies	118'142	114'377	-3'765
Total Premium	26'260'565	27'374'650	1'114'085
Commission	36.00%	25.00%	-11.00%
Other Underwriting Acq. Cost	5.26%	2.89%	-2.37%
Total Acquisition Cost	10'835'109	7'634'790	-3'200'319
Expected Losses	15'227'794	16'753'757	1'525'964
Underwriting Result	197'662	2'986'103	2'788'440
Loss Ratio	57.99%	61.20%	3.21%
Combined Ratio (incl. Internal Exp.)	99.25%	89.09%	-10.16%
Risk Adjusted Capital	13'714'967	15'940'781	2'225'814
RoRAC	1.43%	16.24%	14.81%

Strongly improved risk/return characteristics of CAT-exposures

(US$m)	US Earthquake	US Hurricane	Euro Windstorm	Japan Earthquake	Caribbean Hurricane
Gross	275.8	300.5	328.1	271.9	178.2
Traditional	85.0	85.0	85.0	85.0	73.2
Trinom	32.0	40.2	23.9	0.0	0.0
Net	158.8	175.3	219.2	186.9	105.0
Δ Net July 2001	*-2%*	*1%*	*41%*	*108%*	*17%*

	Mexico Earthquake	Switzerland Earthquake	Japan Typhoon	Australia Earthquake	Israel Earthquake
Gross	79.3	88.8	150.9	95.0	75.5
Traditional	14.3	23.8	85.0	30.0	10.9
Trinom	0.0	0.0	0.0	0.0	0.0
Net	65.0	65.0	65.9	65.0	65.0
Δ Net July 2001	*-28%*	*-23%*	*-9%*	*16%*	*30%*

Note that part of the change is due to currency exchange rates

Exposure as of July 1, 2002 (after renewal)

Terrorism exclusions – most recent trends

- No progress for government-sponsored solutions in the US
- Special insurance company for terror risks founded in Europe
- Generally, personal lines coverage includes terrorism in major markets, commercial lines coverage always excludes terrorism
- Exclusion in all lines established in markets like the Middle East
- Converium tracks its terrorism exposure carefully

Converium Group
Strong Corporate Governance

- Complete independence of Board of Directors (no member of management is on the Board of Converium Holding Ltd.)
- Converium fully expenses all employee stock options ever since plan inception (US$2.9m for 1H2002, impact on expense ration 0.2%)
- Internal Audit directly reports to the Board, not to management of Converium
- Converium stock excluded from Employee Retirement Plans
- By-laws to a large extent already mirror emerging standards
- Converium fully complies with current standards, materially complies with emerging standards and is fully committed to future standards and best practices

Corporate Governance: Recent developments

- Implementation of the Guideline on Information regarding Corporate Governance by the SWX Swiss Exchange which came into effect recently (July 1, 2002)
- Implementation of the Corporate Governance, Swiss Code of Best Practice, adopted by Economiesuisse (a Swiss industry group) on March 25, 2002
- The proposed recommendations by the Corporate Accountability and Listing Standards Committee of the NYSE for adaptation by the NYSE Board of Directors at its August 1, 2002 Meeting

Converium is or will be fully compliant with all relevant recommendations, guidelines and best practices

converium

the next Re generation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By: ______________________
Name: Dirk Lohmann
Title: CEO

By: ______________________
Name: Martin Kauer
Title: CFO

Date: July 29, 2002